EXHIBIT 99.14

August 12, 2009

STRICTLY PRIVATE & CONFIDENTIAL

Tisu Investment Limited

c/o Dr. Tis Prager

Prager Deiffress

Attorneys at Law

[Address intentionally deleted]

Attention: Dr. Tis Prager

Dear Dr. Prager:

Re:	IntelliPharmaCeutics Ltd.

This letter is sent to you by each of IntelliPharmaCeutics Ltd. (“IPC”) and a company with which IPC would like to complete the transactions described below (the “Transactions”), which company is called Vasogen Inc. (“Vasogen”).

Pursuant to an arrangement agreement (the “Arrangement Agreement”) to be entered into between Vasogen, IPC and IntelliPharmaCeutics Corp. (“IPC Corp.”) and a merger agreement (the “Merger Agreement”) to be entered into between IPC and its affiliates, a new Delaware corporation to be incorporated (“IPC Newco US”) and a new federal Canadian corporation to be incorporated (“IPC Newco”), such parties will agree, subject to the terms thereof, to:

A.

encourage and permit: (i) those holders of shares of the common stock of IPC (“IPC Common Shares”) who are Canadian residents; (ii) the holder of special voting shares of IPC (the “IPC Special Shares”); and (iii) the holder of convertible voting shares of IPC Corp. (the “IPC Corp Shares”), to transfer the IPC Common Shares, the IPC Special Shares and the IPC Corp Shares held by them to IPC Newco in exchange for shares of IPC Newco (“IPC Newco Shares”), on a basis to be described in an information circular to be provided to you and other shareholders (the “Exchange”);

B.

complete an amalgamation (the “Amalgamation”) of IPC Newcoand a new federal Canadian corporation to be incorporated that will be the successor of Vasogen’s business (“New Vasogen”) to form an amalgamated company (“Amalco”), and pursuant to which, among other things: (i) each holder of common shares of New Vasogen (“Vasogen Shares”) will receive its pro rata portion of such number of common shares of Amalco (“Amalco Shares”) on substantially the terms described in the transaction description dated August 12, 2009 provided separately to you by IPC; and (ii) each holder of IPC Newco Shares will receive its pro rata portion of such number of Amalco Shares on substantially the terms described in the transaction description dated August 12, 2009 provided separately to you by IPC;

C.

complete a merger (the “Merger”) of IPC Newco US and IPC with the surviving corporation of such merger to continue as a wholly-owned subsidiary of Amalco and pursuant to which, among other things, each holder of IPC Common Shares will receive its pro rata portion of such number of Amalco Shares on substantially the terms described in the transaction description dated August 12, 2009 provided separately to you by IPC.

A summary of the principal aspects of the Transactions has been separately provided to you.

This letter agreement (the “Agreement”) sets out the terms and conditions of the irrevocable agreement by you( the “Shareholder”) to, among other things, (i) support the Transactions; and (ii) vote an aggregate of 20,000 IPC Common Shares (the “Shares”), in favour of the completion of the Transactions.

The Shareholder hereby acknowledges that IPC and Vasogen will not enter into the Arrangement Agreement unless and until, among other things, the Shareholder and certain other holders of IPC Common Shares execute and deliver agreements in the form of this Agreement.

ARTICLE 1

COMMITMENTS

Section 1.1	Agreement to Vote and Deliver Proxy.

The Shareholder hereby irrevocably covenants and agrees in favour of IPC and Vasogen:

(a)

to support and vote or cause to be voted all of the Shares at any meeting of the shareholders of IPC including, without limitation, any adjournment(s) or postponement(s) thereof (a “Meeting”) and in any action by written consent, in favour of the Transactions and against any acquisition proposal (as defined in Appendix 1 attached hereto), other than the Transactions;

(b)

to vote or cause to be voted all of the Shares at any Meeting and in any action by written consent, against any action that could reasonably be expected to impede, interfere with or delay the Transactions;

(c)	to not requisition or join in any requisition of any Meeting without the prior written consent of Vasogen;
(d)

to not, directly or indirectly, take any action of any kind which might reduce the likelihood of, or interfere with, the completion of the Transactions, including, without limitation, to, not, directly or indirectly, support or vote in favour of any acquisition proposal, other than the Transactions, and to not, directly or indirectly, tender any of the Shares under any Acquisition Proposal, other than the Transactions, all on the terms and conditions set out in this Agreement; and

(e)	(i)

to deliver to IPC a signed copy of this Agreement and a duly executed proxy voting in favour of the Transactions in the form attached hereto as Appendix 2 (with a copy of each also delivered to Vasogen); and

(ii)	that such proxy shall not be revoked unless this Agreement is terminated in accordance with its terms prior to the exercise of such proxy.

ARTICLE 2

COVENANTS

Section 2.1	Covenants of the Shareholder.

The Shareholder hereby irrevocably covenants and agrees that during the period commencing on the date hereof and continuing until the termination of this Agreement pursuant to Section 3:

(a)

it will not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise: (i) solicit, initiate, knowingly encourage, continue or otherwise facilitate (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; or (iii) accept or enter into any agreement, letter of intent, arrangement or understanding related to any Acquisition Proposal;

(b)

if the Shareholder receives any Acquisition Proposal in its capacity as a holder of Shares (including, without limitation, an offer or invitation to enter into discussions), whether written or oral, the Shareholder will as promptly as practicable notify Vasogen, in writing, and provide to Vasogen a copy thereof if written, and if verbal, a description of the principal terms, including the price proposed to be paid in connection therewith, the form of consideration to be paid, the material terms and the identity of the proponent;

(c)	it will vote the Shares in support of all things proposed by IPC and Vasogen that are necessary, proper or advisable under applicable laws to consummate the Transactions;
(d)

it will not grant or agree to grant any proxy or other right to the Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call Meetings or give consents or approvals of any kind with respect to the Shares, other than pursuant to the provisions hereof;

(e)

it will not, without the prior written consent of Vasogen, sell, transfer, monetize, hypothecate, pledge, encumber, grant a security interest in, encumber or otherwise convey or grant an option over any of the Shares (or any right or interest therein (legal or equitable)) held by it to any person, entity or group or agree to do any of the foregoing;

(f)

except as required by applicable Law (after fully consulting with Vasogen), it will not, prior to the public announcement by IPC, IPC Corp. and Vasogen of the terms of the Transactions, directly or indirectly, disclose to any person, firm or corporation (other than on a confidential basis to such advisors (if any) as the Shareholder may determine are necessary to retain specifically for the purposes of this Agreement) the existence of the terms and conditions of this Agreement, the Arrangement Agreement or the Merger Agreement, or any terms or conditions or other information concerning the Transactions;

(g)	it will not, without the prior written consent of Vasogen, not to be unreasonably withheld, purchase, or enter into any agreement or right to purchase, any additional shares of IPC; and
(h)	it will do all things required, necessary, proper or advisable to consummate the transactions contemplated by this Agreement, the Arrangement Agreement and the Merger Agreement.

ARTICLE 3

TERMINATION

Section 3.1	Termination.
(1)	This Agreement may be terminated at any time prior to the time the Transactions are effective (the “Effective Time”), by mutual written consent of the Shareholder, IPC and Vasogen.
(2)

This Agreement may be terminated by the Shareholder if: (i) any representation or warranty of Vasogen is untrue or incorrect in any material respect and/or (ii) there is a material breach by Vasogen of any of its covenants under this Agreement.

(3)

This Agreement may be terminated by Vasogen if: (i) any representation or warranty of the Shareholder is untrue or incorrect in any material respect and/or (ii) there is a material breach by the Shareholder of any of its covenants under the Agreement.

(4)	This Agreement shall be terminated automatically upon the earlier of (i) the termination of the Arrangement Agreement in accordance with its terms; and (ii) the Effective Time.
Section 3.2	Effect of Termination.

In the event of the termination of this Agreement as provided in Section 3.1 and except for provisions of the Agreement which are stated to survive, or obligations which are stated to extend beyond, the termination of this Agreement:

(a)	this Agreement shall forthwith be of no further force and effect; and
(b)

there shall be no liability on the part of the Shareholder, IPC or Vasogen hereunder except that nothing contained in this Section 3.2 shall relieve any party hereto from liability for any breach of this Agreement which occurred prior to the date of such termination.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

Section 4.1	Representations and Warranties of the Shareholder.

The Shareholder represents, warrants, and covenants in favour of Vasogen and IPC and hereby acknowledges that Vasogen and IPC are relying upon such representations, warranties and covenants in connection with entering into this Agreement, the Arrangement Agreement and the Merger Agreement:

(a)	The Shareholder is the beneficial owner of, or controls or directs the voting rights in respect of, the Shares;
(b)

The Shareholder has the sole right to sell, or cause the sale of, and vote, or control and direct the voting rights in respect of (to the extent permitted by the attributes of such IPC Common Shares) all of the Shares, and has good and marketable title to all of the Shares, free and clear of any encumbrance;

(c)

no Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the Shareholder of any of the Shares or any interest therein or right thereto;

(d)	the only securities of IPC beneficially owned, directly or indirectly, by the Shareholder are the Shares;
(e)

the Shareholder does not have any agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of IPC;

(f)

the Shareholder will not purchase other than as permitted hereunder or obtain any agreement or right to purchase any additional securities of IPC from and including the date hereof up to and including the Effective Time;

(g)

the Shareholder has, in the case of an individual, the requisite capacity and, in the case of a corporation or an unincorporated entity, the requisite authority, power and capacity to execute and deliver this Agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(h)

this Agreement has been duly executed and delivered by the Shareholder, and, assuming the due authorization, execution and delivery by Vasogen and IPC, this Agreement constitutes the legal, valid and binding obligation of the Shareholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(i)

there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties or assets that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement;

(j)

the Shareholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of the Shares or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Shares except those which are no longer of any force or effect;

(k)

neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will: (i) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any the constating documents of the Shareholder or, if applicable, the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which the Shareholder, is a party or by which any of their respective properties or assets (including the Shares) may be bound, which breach or default could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement; (ii) require on the part of the Shareholder any filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)), or permit, waiver, notification, authorization, exemption, registration, licence, consent or approval of, any Governmental Entity or any other person; or (iii) subject to compliance with any approval or law contemplated by the Merger Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Shareholder or any of its properties or assets.

Section 4.2	Representations and Warranties of Vasogen

Vasogen, by its acceptance hereof, represents and warrants in favour of, and covenants with, the Shareholder and hereby acknowledges that the Shareholder is relying upon such representations, warranties and covenants in connection with entering into this Agreement:

(a)	Vasogen is a corporation validly subsisting under the laws of Canada;
(b)

Vasogen has all necessary power, authority and capacity, and has received all requisite approvals and authorizations (other than regulatory, third party and other approvals and authorizations which are conditions to the transactions contemplated in the Arrangement Agreement) to execute and deliver this Agreement and to perform its obligations hereunder;

(c)

this Agreement has been duly executed and delivered by Vasogen and constitutes a valid and binding obligation enforceable against Vasogen in accordance with its terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(d)

Vasogen is not a party to, bound or affected by or subject to, any agreement, deed or by-law provision, law, statute, regulation, judgment, order or decree which would be violated, contravened, breached by, or under which default would occur as a result of, the execution and delivery or performance of this Agreement and which default, violation, contravention or breach would materially impair or would prevent Vasogen from consummating the transactions contemplated hereby.

ARTICLE 5

ALTERNATIVE TRANSACTION

Section 5.1	Alternative Transaction.

In the event that, in lieu of the Transactions, Vasogen seeks to complete the acquisition of all of the Shares by some other means and on terms which are not less favourable to the Shareholder than the terms of the Transactions, including with regard to tax consequences to the Shareholder, and that are agreed to by IPC and IPC Corp., then the Shareholder shall, for greater certainty, during the term of this Agreement, upon request, (i)  enter into any agreement with any other person regarding such transaction; and/or (ii) vote or cause to be voted all of the Shares in favour of, and not dissenting from, such transaction.

ARTICLE 6

GENERAL

Section 6.1	Survival of Representations and Warranties.
(1)

The representations and warranties of the Shareholder set forth in Section 4.1 shall not survive the completion of the Transactions and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(2)

The representations and warranties of Vasogen set forth in Section 4.2 shall not survive the completion of the Transactions and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 6.2	Assignment.

Vasogen may assign all or any part of its rights under this Agreement to an affiliate of Vasogen. This Agreement shall not otherwise be assignable by any party hereto without the consent of the others.

Section 6.3	Binding Effect

The provisions of this Agreement shall be binding upon and ensure to the benefit of the parties hereto and their respective heirs, executors, representatives, successors and permitted assigns, as applicable.

Section 6.4	Time.

Time shall be of the essence of this Agreement.

Section 6.5	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and the parties hereto hereby attorn to the non-exclusive jurisdiction of the competent courts in the Province of Ontario.

Section 6.6	Entire Agreement.

This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby. For greater certainty, in the event of any conflict or inconsistency between this Agreement, on the one hand, and the Arrangement Agreement and the Merger Agreement, on the other hand, in respect of the terms and conditions upon which the Transactions shall be completed, the Arrangement Agreement and the Merger Agreement shall govern.

Section 6.7	Amendments.

This Agreement may not be amended except by written agreement signed by the parties to this Agreement.

Section 6.8	Specific Performance and other Remedies.

Each of the parties hereto hereby recognizes and acknowledges that a breach by the other party (the “Breaching Party”) of any covenants or other commitments contained in this Agreement will cause the non-Breaching Party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties hereto hereby agree that, in the event of any such breach, the non-Breaching Party shall be entitled to the remedy of specific performance of such covenants or commitments and provisional, interlocutory and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and each of the parties hereto further hereby agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

Section 6.9	Anti-Dilution.

For greater certainty, for the purposes of this Agreement, the term “Shares” shall include all shares of IPC or other securities which the Shares may be, after the date hereof, converted into, exchanged for or otherwise changed into pursuant to any liquidation, dissolution, recapitalization, merger, reorganization, amalgamation, extraordinary distribution, or other business combination involving IPC prior to the disposition of the Shares in exchange for IPC Newco Shares pursuant to the Exchange or Amalco Shares pursuant to the Merger, and shall also include (by way of a reduction in the consideration provided for under the Exchange or the Merger, if applicable) any and all distributions of cash, securities or other property made on the Shares if any such distributions are made between now and the completion of the Transactions prior to December 31, 2009.

Section 6.10	Notices.

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, email, in the case of:

(a)	Vasogen Inc., addressed as follows:
Vasogen Inc. c/o McCarthy Tétrault LLP Toronto Dominion Bank Tower, Suite 5300 Toronto, Ontario M5K 1E6
Attention: Christopher Waddick Email: cwaddick@vasogen.com Facsimile: (416) 868-0673 with a copy to:
McCarthy Tétrault LLP Toronto Dominion Bank Tower, Suite 5300 Toronto, Ontario M5K 1E6
Attention: W. Ian Palm Email: ipalm@mccarthy.ca Facsimile: (416) 868-0673
(b)	IPC, addressed as follows:
IntelliPharmaCeutics Ltd. Worcester Road Toronto, Ontario M9W 5X2
Attention: John Allport Email: jallport@intellipharmceutics.com Facsimile: (416) 798-3007 with a copy to:
Gowling Lafleur Henderson LLP
Attention: Christopher Bardsley Email: Christopher.Bardsley@gowlings.com Facsimile: (416) 369-7250
(c)	the Shareholder, addressed as follows:
Tisu Investment Limited c/o Dr. Tis Prager Prager Deiffress Attorneys at Law [Address intentionally deleted] Attention: Dr. Tis Prager or at such other address of which any party hereto may, from time to time, advise the other parties hereto by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to the date of delivery or email or telecopying thereof.

Section 6.11	Expenses.

Each of the parties shall pay his or its legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred.

Section 6.12	Counterparts.

This Agreement may be executed in one or more counterparts, which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of a telecopy transmission.

[The remainder of this page has been left intentionally blank.]

If the terms and conditions of this letter and the irrevocable agreement contained herein are acceptable to you, please so indicate by executing and returning the enclosed copy hereof to the undersigned prior to 5:00 P.M. (Toronto time), on August 20, 2009, failing which this letter shall be null and void, unless this time is extended in writing by IPC.

Yours truly,

INTELLIPHARMACEUTICS LTD.		VASOGEN INC.

Per:	(signed) “Isa Odidi”	Per:	(signed) “Christopher J. Waddick”
	Dr. Isa Odidi		Christopher J. Waddick
	Chairman and Chief Executive Officer		President and Chief Executive Officer of Vasogen Inc.

Agreed and accepted as of the 18th day of August, 2009.

TISU INVESTMENT LIMITED

By:	(signed) “Tis Prager”
	Name:	Tis Prager
	Title:	Director

Note: Proxy attached to implement this Agreement in favour of the Transactions.

APPENDIX 1

Acquisition Proposal

“acquisition proposal” means any written proposal or written offer made by a third party with whom Vasogen deals at arm’s length (as such term is defined for the purposes of the Tax Act) with respect to: (a) any merger, amalgamation, arrangement, business combination, liquidation, dissolution, winding up, recapitalization, distribution, share exchange, reorganization, take-over bid, tender offer or other similar transaction involving Vasogen Inc. and Vasogen, Corp. (the “Vasogen Companies”); (b) any sale or acquisition, in any manner, directly or indirectly, of any assets of a Vasogen Company representing greater than 20% of the assets of the Vasogen Companies, taken as a whole, or generating more than 20% of the revenue of the Vasogen Companies, taken as a whole (or any lease, long-term supply agreement or other arrangement having similar economic effect to a purchase of assets of the Vasogen Companies representing greater than 20% of the assets or generating more than 20% of the revenue of the Vasogen Companies, taken as a whole); (c) any sale, acquisition or issuance, in any manner, directly or indirectly, of beneficial or registered ownership of 20% or more of the equity securities (or rights or interests therein or thereto) ofVasogen; or (d) any public announcement or other public disclosure of an intention to do any of (a), (b) or (c) or any similar transaction by any person, excluding the Arrangement or any transaction to which any IPC Company or any of its affiliates or subsidiaries is a party, and for greater certainty shall include any increase or other amendment to an Acquisition Proposal.

Tisu Investment Limited

APPENDIX 2

IntelliPharmaCeutics Ltd.

FORM OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF INTELLIPHARMACEUTICS LTD. (THE “CORPORATION”) FOR USE AT THE SPECIAL MEETING (THE “MEETING”) OF SHAREHOLDERS TO BE HELD TO APPROVE THE MERGER AND THE ARRANGEMENT ON SUBSTANTIALLY THE TERMS DESCRIBED IN THE TRANSACTION DESCRIPTION DATED AUGUST 12, 2009 PROVIDED SEPARATELY TO YOU BY IPC AND SUBSTANTIALLY ON THE BASIS DESCRIBED IN AN INFORMATION CIRCULAR TO BE PROVIDED TO THE SHAREHOLDERS (THE “TRANSACTIONS”).

The undersigned shareholder of the Corporation hereby appoints Dr. Isa Odidi, or failing him Dr. Amina Odidi, as the nominee and proxy of the undersigned to attend, act and vote on behalf of the undersigned at the Meeting and any adjournment thereof in the same manner, to the same extent and with the same powers as the undersigned as if the undersigned were present at the Meeting. The said nominee and proxy is directed to vote as indicated below:

1.	[ ] VOTE FOR or [ ] VOTE AGAINST the resolution authorizing the Corporation to enter into the Transactions; and
2.

to vote in his/her discretion with respect to amendments or variations to the above matters and on such other matters as may properly come before the Meeting or any adjournment thereof with respect to the Transactions.

DATED this ______ day of August, 2009.

ISU INVESTMENT LIMITED

Per:			20,000
	Name:	Tis Prager
	Title:	Director

Signature of Shareholder (Individuals sign exactly as your name appears on this form)			Number of Common Shares Held

Notes:

1.	If not dated, this proxy shall be deemed to bear the date on which it was mailed by the management of the Corporation.
2.	The Common Shares represented by this proxy will be voted in accordance with the instructions of the shareholder indicated above on any ballot that may be called for.